                             SUBJECT TO COMPLETION

              PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 2, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 8, 1998)

                                  $150,000,000

                                     [LOGO]

                      COLONIAL REALTY LIMITED PARTNERSHIP
                        % SENIOR NOTES DUE JULY   , 2007
                               ------------------

    The   % Senior Notes due July   , 2007 (the "Notes") offered hereby (the
"Offering") are being issued by Colonial Realty Limited Partnership, a Delaware limited partnership (the "Company"), in an aggregate principal amount of $150.0 million.

    Interest on the Notes will be payable semi-annually in arrears on January
and July   , commencing January   , 1999. The Notes are redeemable at any time
at the option of the Company, in whole or in part, at a redemption price equal to the sum of: (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date; and (ii) the Make-Whole Amount (as defined under "Description of the Notes--Optional Redemption"), if any. The Notes will
mature on July   , 2007. Upon completion of the Offering and the related
transactions described herein, the Company will have approximately $224.2 million of secured indebtedness which will rank senior to the Notes and approximately $420.7 million of unsecured indebtedness which will rank PARI PASSU with the Notes.

    The Notes will be represented by a single fully-registered note in book-entry form (the "Global Note") registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Note will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of the Notes--Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE NOTES.
                           --------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                PRICE TO          UNDERWRITING        PROCEEDS TO
                                                               PUBLIC (1)         DISCOUNT (2)        COMPANY (3)
Per Note.................................................          %                   %                   %
Total....................................................  $                   $                   $

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $         .
                           --------------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form through the facilities of DTC, against payment therefor in immediately available funds, on or about July
  , 1998.
                           --------------------------

MERRILL LYNCH & CO.

               LEHMAN BROTHERS

                              MORGAN STANLEY DEAN WITTER
                           --------------------------

            The date of this Prospectus Supplement is July   , 1998.

                                     [Map]

[A graphic consisting of a map of the continental United States appears here. Shaded regions of the map indicate the states in which the Company owns Properties. At right is a blow-up of the map's shaded states, with pinpoints indicating and names identifying the cities in which the Company's headquarters and regional offices are located and in which the Company owns Properties. A key to the map and the blow-up appears in the bottom left-hand corner of the graphic.]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN OR THEREIN BY REFERENCE. AS USED HEREIN, THE TERM "COMPANY" REFERS TO COLONIAL REALTY LIMITED PARTNERSHIP, WHICH IS THE "OPERATING PARTNERSHIP" OF COLONIAL PROPERTIES TRUST ("COLONIAL"), AN ALABAMA REAL ESTATE INVESTMENT TRUST ("REIT"). WHERE THE CONTEXT REQUIRES, THE TERM "COMPANY" ALSO INCLUDES ONE OR MORE OF THE COMPANY'S SUBSIDIARIES, INCLUDING COLONIAL PROPERTIES SERVICES LIMITED PARTNERSHIP, A DELAWARE LIMITED PARTNERSHIP (THE "MANAGEMENT PARTNERSHIP"), AND THE COMPANY'S PREDECESSORS. THE GENERAL PARTNER OF THE COMPANY IS COLONIAL PROPERTIES HOLDING COMPANY, INC., AN ALABAMA CORPORATION ("CPHC"), A WHOLLY OWNED SUBSIDIARY OF COLONIAL AND THE OWNER, AS OF JUNE 30, 1998, OF APPROXIMATELY 72% OF THE OUTSTANDING PARTNERSHIP INTERESTS IN THE COMPANY ("UNITS").

                                  THE COMPANY

    The Company is one of the largest owners, developers and operators of multifamily, retail and office properties in the Sunbelt region of the United States. The Company has been engaged in the multifamily, retail and office property business for over 27 years. The Company is a fully-integrated real estate company whose activities include the ownership and operation of a diversified portfolio of 98 properties located in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia, development of new properties and acquisitions of existing properties. The Company's primary markets in the Sunbelt region are generally characterized by high population and employment growth rates.

    The Company owns 45 garden-style multifamily apartment communities containing a total of 14,573 apartment units (the "Multifamily Properties"), 38 retail properties (including 13 regional malls, two "power centers" and 23 neighborhood shopping centers) containing a total of approximately 11.7 million square feet of retail space (the "Retail Properties"), 15 office properties containing a total of approximately 2.4 million square feet of office space (the "Office Properties") and parcels of land adjacent to or near certain of these properties (the "Land"). (The Multifamily Properties, the Retail Properties, the Office Properties and the Land are referred to collectively as the "Properties.")

    The trustees and executive officers of Colonial, together with members of the Lowder family, own an aggregate of 9,264,675 Units and common shares of beneficial interest of Colonial ("Common Shares"), representing approximately 25.7% of the total number of Units and Common Shares outstanding.

    The following table sets forth certain information with respect to the
Properties:

                                                                  TOTAL FIRST
                                                                 QUARTER 1998         PERCENT OF
                                                               PROPERTY REVENUE   TOTAL FIRST QUARTER      PERCENTAGE
                                 NUMBER OF        UNITS/GLA/    (IN THOUSANDS)       1998 PROPERTY        OCCUPANCY AT
TYPE OF PROPERTY              PROPERTIES (1)      NRA (1)(2)          (3)             REVENUE (3)      MARCH 31, 1998 (3)
--------------------------  -------------------  ------------  -----------------  -------------------  -------------------
Multifamily...............              45             14,573     $    24,148               41.9%                95.1%(4)
Retail....................              38         11,679,000          26,033               45.1%                93.3%
Office....................              15          2,361,000           7,510(5)            13.0%                97.0%
                                        --
                                                                     --------              -----
    Total.................              98                        $    57,691              100.0%
                                        --
                                        --
                                                                     --------              -----
                                                                     --------              -----

------------------------

(1) Includes two Multifamily Properties, one Retail Property, an additional phase of an existing Retail Property and an additional phase of an existing Office Property which were acquired after March 31, 1998.

(2) Units (in this table only) refers to multifamily apartment units, GLA refers to gross leaseable area of retail space and NRA refers to net rentable area of office space.

(3) Excludes two Multifamily Properties, one Retail Property, an additional phase of an existing Retail Property and an additional phase of an existing Office Property which were acquired after March 31, 1998.

(4) Excludes 1,520 units of four newly developed or expanded Multifamily Properties that had not achieved stabilized occupancy as of March 31, 1998.

(5) Includes the Company's proportionate share of revenues from those Office Properties accounted for under the equity method.

    The following table reflects the amount of the Company's adjusted net operating income for the first quarter of 1998, as a percentage of total adjusted net operating income of the Properties for the quarter, attributable to each state in which a Property is located. Net operating income has been adjusted to include first quarter net operating income of Properties acquired by the Company after March 31, 1998.

                                                          ADJUSTED     PERCENT OF TOTAL ADJUSTED
                                                        NET OPERATING      1ST QUARTER 1998
STATE                                                      INCOME        NET OPERATING INCOME
------------------------------------------------------  -------------  -------------------------
Alabama...............................................   $16,599,000                  38%
Florida...............................................    11,896,000                  28%
Georgia...............................................     9,878,000                  23%
North Carolina........................................     1,416,000                   3%
South Carolina........................................     1,784,000                   4%
Other (4 States)......................................     1,815,000                   4%
                                                        -------------              -----
    Total.............................................   $43,388,000                 100%
                                                        -------------              -----
                                                        -------------              -----

                               BUSINESS STRATEGY

    The Company (together with Colonial) seeks to diversify its property portfolio by owning properties in the multifamily, retail and office property segments. The Company's current objective is to adjust its property portfolio, primarily through acquisitions, such that by 2002 the Company will derive approximately 40% of its property operating income from multifamily properties, 40% from retail properties and 20% from office properties. The Company anticipates that the portfolio will vary from year-to-year within these guidelines as the Company takes advantage of opportunities within the three property segments. There can be no assurance that the Company will continue to pursue this strategy or that the Company will be able to achieve its objective. Regardless of whether this portfolio allocation is achieved, however, the Company believes that its strategy of maintaining a diversified portfolio of property types provides the Company with more in-depth knowledge of local real estate markets, creates cross-marketing opportunities between divisions, minimizes the potential negative impact of downturns in the market for a particular property type and provides the Company with a broad range of investment alternatives in seeking acquisition opportunities. Product diversification also permits the Company to take advantage of opportunities to acquire, at favorable prices, properties in product segments that may be undervalued, and to finance such acquisitions by exchanging or otherwise leveraging the value of properties in higher-valued product segments.

    The Company also seeks to maintain its geographic focus within the Sunbelt region of the United States. During 1997, the Company expanded into four new states within the Sunbelt region by acquiring Properties in Mississippi, North Carolina, Tennessee and Virginia. In 1998, the Company continued this trend by acquiring its first Property in Texas. The Company believes that its regional focus permits it to develop and maintain an in-depth understanding of the Company's primary markets and better enables the Company to identify and respond to acquisition opportunities within those markets. In addition, the Company's strong market presence in the region provides brand recognition that enhances the Company's ability to attract new tenants to its Properties.

    The Properties are located primarily in growth-oriented markets within the Sunbelt region, with emphasis on mid-sized markets, which provide better opportunities to develop or take advantage of brand recognition and generally involve less competition for tenants and acquisition and development opportunities than larger, more developed markets. The Company believes that its access to the public capital markets provides it with a lower cost of capital than many property owners and developers in the markets in which the Properties are located and therefore gives the Company an additional competitive advantage in these markets. The Company believes that strategic acquisitions of properties in growth-oriented markets within the Sunbelt region will permit the Company to continue its geographic focus while providing the Company with added revenue growth potential.

                               FINANCING STRATEGY

    The Company (together with Colonial) seeks to maintain a well-balanced, conservative, and flexible capital structure by: (i) targeting a ratio of debt to total market capitalization in the range of 30% to 45%; (ii) extending and sequencing the maturity dates of its debt; (iii) borrowing primarily at fixed rates; (iv) generally pursuing current and future long-term debt financings and refinancings on an unsecured basis; (v) maintaining conservative interest and fixed charge coverage ratios; and (vi) maintaining a conservative dividend payout ratio. As of March 31, 1998, Colonial's ratio of debt to total market capitalization was 37.3%, the weighted average maturity of the Company's long term debt was 8.1 years, the Company's ratio of fixed rate debt to total long term debt was 90.8%, the Company's ratio of unsecured debt to total long term debt was 61.3%, the Company's ratio of EBITDA to interest expense was 3.02 and the Company's ratio of EBITDA to fixed charges was 2.37. For the year ended December 31, 1997, Colonial's dividend as a percentage of funds from operations was 77%.

    The Company believes that these strategies have enabled and should continue to enable it and Colonial to access the debt and equity capital markets to fund debt refinancings and the acquisition and development of additional properties. The Company and Colonial have demonstrated their ability to access the equity and debt markets to finance the activities of the Company through underwritten public offerings of Common Shares of Colonial (in May 1995, January 1996, January and July of 1997, and April 1998), participation in four unit investment trusts (in December 1997 and February and March of 1998), an underwritten public offering of Preferred Shares of Colonial (in November 1997) and public offerings of unsecured notes (in July and December of 1996, and January, July, August and September of 1997). These transactions generated approximately $411.0 million of net common equity proceeds, $120.8 million of net preferred equity proceeds and $351.8 million of net debt proceeds, representing aggregate net proceeds of $883.6 million.

                                  THE OFFERING

    All capitalized terms not defined herein have the meanings specified in "Description of the Notes." For a more complete description of the terms of the Notes specified in the following summary, see "Description of the Notes."

Securities Offered...........................  $150,000,000 aggregate principal amount of
                                                  % Senior Notes due July   , 2007.

Maturity.....................................  The Notes will mature on July   , 2007.

Interest Payment Dates.......................  Interest on the Notes will be payable
                                               semi-annually in arrears on January   , and
                                               July   , commencing January   , 1999, and at
                                               maturity.

Ranking......................................  The Notes will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of
                                               the Company, except that the Notes will be
                                               effectively subordinated to the prior claims
                                               of each secured mortgage lender to any
                                               specific property which secures such lender's
                                               mortgage. Following the completion of the
                                               Offering, the Company will have approximately
                                               $224.2 million of secured indebtedness
                                               collateralized by 26 Properties and will have
                                               outstanding approximately $420.7 million of
                                               unsecured indebtedness ranking PARI PASSU
                                               with the Notes.

Use of Proceeds..............................  To repay outstanding indebtedness under the
                                               Company's unsecured line of credit (the "Line
                                               of Credit") and other short-term
                                               indebtedness.

Limitations on Incurrence of Debt............  The Notes contain various covenants, including the following:

                                               (1) The Company will not, and will not permit
                                               any Subsidiary to, incur any Debt, other than
                                               intercompany and similar Debt that is
                                               subordinate in right of payment to the Notes,
                                               if, immediately after giving effect thereto,
                                               the aggregate principal amount of all
                                               outstanding Debt of the Company and its
                                               Subsidiaries on a consolidated basis is
                                               greater than 60% of the sum of: (i) the
                                               Company's Adjusted Total Assets as of the end
                                               of the most recent fiscal quarter prior to
                                               the incurrence of such additional Debt; (ii)
                                               the purchase price of all real estate assets
                                               or mortgages receivable (or interests
                                               therein) acquired by the Company or any
                                               Subsidiary since the end of such quarter,
                                               including those assets acquired in connection
                                               with the incurrence of such additional Debt;
                                               and (iii) the amount of any securities
                                               offering proceeds received by the Company or
                                               any Subsidiary since the end of such fiscal
                                               quarter (to the extent that such proceeds

                                               were not used to acquire such real estate
                                               assets or mortgages receivable or used to
                                               reduce Debt).

                                               (2) The Company and the Subsidiaries will not
                                               incur any Secured Debt if, immediately after
                                               giving effect thereto, the aggregate
                                               principal amount of all outstanding Secured
                                               Debt of the Company and its Subsidiaries on a
                                               consolidated basis is greater than 40% of the
                                               sum of: (i) the Company's Adjusted Total
                                               Assets as of the end of the most recent
                                               fiscal quarter prior to the incurrence of
                                               such additional Debt; (ii) the purchase price
                                               of any real estate assets or mortgages
                                               receivable (or interests therein) acquired by
                                               the Company or any Subsidiary since the end
                                               of such fiscal quarter, including those
                                               assets acquired in connection with the
                                               incurrence of such additional Debt; and (iii)
                                               the amount of any securities offering
                                               proceeds received by the Company or any
                                               Subsidiary since the end of such fiscal
                                               quarter (to the extent that such proceeds
                                               were not used to acquire such real estate
                                               assets or mortgages receivable or used to
                                               reduce Debt).

                                               (3) The Company will not, and will not permit
                                               any Subsidiary to, incur any Debt if the
                                               ratio of Consolidated Income Available for
                                               Debt Service to the Annual Service Charge for
                                               the four consecutive fiscal quarters most
                                               recently ended prior to the date on which
                                               such additional Debt is to be incurred shall
                                               have been less than 1.5 to 1 on a pro forma
                                               basis, after giving effect thereto.

                                               (4) The Company, together with the
                                               Subsidiaries, must maintain an Unencumbered
                                               Total Asset Value in an amount not less than
                                               150% of the aggregate principal amount of
                                               outstanding unsecured Debt of the Company and
                                               its Subsidiaries.

Optional Redemption..........................  The Notes are redeemable at the option of the
                                               Company, in whole or in part, at a redemption
                                               price equal to the sum of: (i) the principal
                                               amount of the Notes being redeemed plus
                                               accrued interest to the redemption date and
                                               (ii) the Make-Whole Amount, if any. See
                                               "Description of the Notes--Optional
                                               Redemption."

                           FORWARD-LOOKING STATEMENTS

    This Prospectus Supplement, including information incorporated by reference, contains statements that may be deemed to be "forward-looking." Any statement contained in this Prospectus Supplement which is not a historical fact, or which might be otherwise considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as, and should be considered, a forward-looking statement. Forward-looking statements are based upon assumptions and opinions concerning a variety of known and unknown risks, including but not limited to changes in market conditions, the supply and demand for leasable real estate, interest rates, increased competition, changes in governmental regulations, and national and local economic conditions generally, as well as other risks more completely described in the Company's filings with the Securities and Exchange Commission (the "Commission"). If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects. Certain other factors that might cause actual results to differ from those set forth in forward-looking statements are discussed in the section entitled "Risk Factors" beginning on page 3 of the accompanying Prospectus.

                              RECENT DEVELOPMENTS

ACQUISITION AND DEVELOPMENT ACTIVITY

    The following is a summary of the Company's acquisition and development activity since March 31, 1998.

  ACQUISITION ACTIVITY

    MULTIFAMILY. The Company acquired a Multifamily Property in Bluffton, South Carolina (near Hilton Head Island) and a 79.8% interest in a Multifamily Property in San Antonio, Texas, containing an aggregate of 522 apartment units for a total purchase price of $30.9 million. The Company also acquired an additional phase of a Multifamily Property located in Tampa, Florida containing 248 apartment units for a purchase price of $8.5 million.

    RETAIL. The Company acquired Orlando Fashion Square, a super-regional mall located in Orlando, Florida containing approximately 1.1 million square feet of gross leasable area ("GLA"), for a purchase price of $104 million. As part of the final phase of its merger with certain affiliates of Johnson Development Company, LLC, the Company also acquired an additional phase of a community shopping center located in Atlanta, Georgia containing approximately 21,000 square feet of GLA.

    OFFICE. As part of the final phase of its merger with certain affiliates of Johnson Development Company, LLC, the Company acquired an additional phase of an Office Property located in Atlanta, Georgia containing approximately 163,000 square feet of net rentable area ("NRA").

    PROBABLE ACQUISITIONS.  The Company has entered into contracts to acquire
(i) a multifamily property located in Augusta, Georgia containing 256 apartment units, (ii) an office property located in Birmingham, Alabama containing approximately 35,000 square feet of NRA and (iii) an office property in Tampa, Florida containing approximately 290,000 square feet of NRA (the "Probable Acquisitions"). The aggregate purchase price of the Probable Acquisitions is $42.4 million. Each Probable Acquisition is subject to customary closing conditions and other contingencies, and there can be no assurance that any or all of the Probable Acquisitions will be consummated on the terms specified in the applicable contracts, if at all.

  DEVELOPMENT ACTIVITY

    Since March 31, 1998, the Company has continued the development and expansion of the seven multifamily properties in progress at March 31, 1998. One of these projects (containing 496 apartment units) was completed during the second quarter, and management expects that the remaining projects will be completed at various times through the second quarter of 1999. When complete, the six multifamily properties still under development will add a total of 1,126 apartment units to the Company's portfolio. Management expects the aggregate cost of the six remaining projects to be approximately $78.3 million.

                SUMMARY OF ACQUISITION AND DEVELOPMENT ACTIVITY
                              SINCE MARCH 31, 1998

                                                                                                        COST OR
 COMPLETION OR                                                         TYPE OF        UNITS (M)/      ANTICIPATED
   ANTICIPATED                                                        PROPERTY      GLA (R)/NRA (O)    COST (IN
COMPLETION DATE       NAME OF PROPERTY (1)            LOCATION           (2)              (3)         THOUSANDS)
---------------  -------------------------------  ----------------  -------------  -----------------  -----------
     COMPLETED
 ACQUISITIONS:
    2nd Qtr 98   CV at Ashley Plantation          Bluffton, SC                M              200       $  13,700
    2nd Qtr 98   Orlando Fashion Square           Orlando, FL                 R        1,072,000         104,000
    3rd Qtr 98   CV at River Hills I              Tampa, FL                   M              248           8,500
    3rd Qtr 98   Haverhill Apartments             San Antonio, TX             M              322          17,200
    3rd Qtr 98   Mansell Overlook 200             Atlanta, GA                 O          163,000          27,680
    3rd Qtr 98   Shoppes at Mansell               Atlanta, GA                 R           21,000           3,680
      PROBABLE
 ACQUISITIONS:
    3rd Qtr 98   Birmingham Property              Birmingham, AL              O           35,000           3,100
    3rd Qtr 98   Tampa Property                   Tampa, FL                   O          290,000          30,455
    3rd Qtr 98   Augusta Property                 Augusta, GA                 M              256           8,820
 DEVELOPMENTS:
    2nd Qtr 98   CG at Hunter's Creek             Orlando, FL                 M              496          33,300
                 CG at Inverness Lakes            Mobile, AL                  M              132           8,000
    3rd Qtr 98   (expansion)
    4th Qtr 98   CG at Wesleyan II (expansion)    Macon, GA                   M               88           6,200
    4th Qtr 98   CG at Edgewater (expansion)      Huntsville, AL              M              192          11,500
    1st Qtr 99   CV at Citrus Park                Tampa, FL                   M              176          12,300
    1st Qtr 99   CG at Cypress Crossing           Orlando, FL                 M              250          20,000
    2nd Qtr 99   CG at Lakewood Ranch             Sarasota, FL                M              288          20,300
                                                                                                      -----------
                                                                                           Total       $ 328,735
                                                                                                      -----------
                                                                                                      -----------

---------

(1) In the listing of Multifamily Property names, CG has been used as an abbreviation for Colonial Grand, and CV has been used an abbreviation for Colonial Village.

(2) M refers to Multifamily Properties, R refers to Retail Properties, and O refers to Office Properties.

(3) Units (in this table only) refers to multifamily apartments units, GLA refers to gross leaseable area of retail space, and NRA refers to net rentable area of office space.

FINANCING ACTIVITY

    LINE OF CREDIT. The maximum amount available on the Company's Line of Credit is $200 million. The facility also includes a competitive bid feature that allows the Company to convert up to $100 million under the Line of Credit to a fixed rate for a fixed term not to exceed 90 days. The Company has obtained a commitment to increase the maximum amount available under the Line of Credit, effective July 10, 1998, from $200 million to $250 million. Upon the effectiveness of the commitment, which is subject to customary closing conditions, interest on the Line of Credit will decrease from its current rate of 110 basis points over LIBOR to a rate of 95 basis points over LIBOR. If the Company's credit rating is upgraded, interest on the Line of Credit will be further reduced to 80 basis points over LIBOR. Additionally, the commitment contains a modification of the competitive bid feature of the Line of Credit, increasing from $100 million to $125 million the amount of indebtedness under the Line of Credit that the Company may convert to a fixed rate for a term not to exceed 90 days. The amended Line of Credit will provide for a two-year commitment term beginning on its effective date and will provide for a two-year amortization of the principal balance in the event of non-renewal at the end of the term.

    The Company uses the Line of Credit primarily to finance additional property investments, including acquisition, expansion and development activities. As of June 30, 1998, the balance outstanding under the Line of Credit was approximately $155 million, bearing interest at a weighted average rate of 6.42%.

    COMMON SHARE OFFERING. On April 27, 1998, Colonial closed an underwritten public offering of an aggregate of 3,046,400 of its Common Shares for aggregate net proceeds of approximately $86.9 million. All of the net proceeds were used by the Company to repay outstanding balances under the Line of Credit.

                                  THE COMPANY

    The Company is one of the largest owners, developers and operators of multifamily, retail and office properties in the Sunbelt region of the United States. The Company has been engaged in the multifamily, retail and office property business for over 27 years. It is a fully-integrated real estate company, whose activities include the ownership and operation of a diversified portfolio of 98 properties located in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia, development of new properties, and acquisitions of existing properties. The Company's primary markets in the Sunbelt region are generally characterized by high population and employment growth rates.

    The Company owns all of the Properties (or interests therein), and the Management Partnership provides management services for the Properties. As sole general partner of the Company, Colonial, through CPHC, has the exclusive power to manage and conduct the business of the Company, subject to certain limited exceptions. (Colonial intends to dissolve CPHC and thereby become the direct general partner of the Company.) Colonial also provides, through Colonial Properties Services, Inc., an Alabama corporation (the "Management Corporation"), management services for properties owned by third parties. Colonial's Common Shares are listed on the New York Stock Exchange under the symbol "CLP."

BUSINESS STRATEGY

    The general business strategy of the Company is to generate stable and increasing cash flow and portfolio value. The Company has implemented this strategy principally by (i) realizing growth in income from its existing portfolio of Properties, (ii) developing, expanding, and selectively acquiring additional multifamily, retail and office properties in growth markets located in the Sunbelt region of the United States where the Company has first-hand knowledge of growth patterns and local economic conditions and primarily in mid-sized markets where the Company has a competitive advantage due to its size and access to lower-cost capital, (iii) managing its own Properties, which has enabled it to better control operating expenses and establish long-term relationships with its retail and office tenants, (iv) maintaining its third-party property management business, which has increased cash flow and established additional relationships with tenants and (v) employing a comprehensive capital maintenance program to maintain Properties in first-class condition. The Company plans to continue the implementation of these business strategies while capitalizing on what it believes are its competitive advantages in the real estate marketplace. These competitive advantages include the following:

    REGIONAL FOCUS. The Company seeks to maintain a geographic focus within the Sunbelt region of the United States. Since January 1997, the Company has expanded its portfolio to include, in addition to Properties located in its existing markets in Alabama, Georgia, Florida and South Carolina, Properties located in Mississippi, North Carolina, Tennessee, Texas and Virginia. The Company believes that its regional focus permits it to develop and maintain an in-depth understanding of the Company's primary markets and better enables the Company to identify and respond to acquisition opportunities within those markets. In addition, the Company's strong market presence in the region provides brand recognition that enhances the Company's ability to attract new tenants to its Properties.

    DIVERSITY OF PRODUCT. Throughout its 27-year history, the Company has strived to create superior value for its shareholders by diversifying its product offerings among three major real estate industry segments-- multifamily, retail and office. The Company's operations in these three segments are conducted through three distinct divisions, each of which is independently operated and staffed with management and staff personnel that have specialized experience in that industry segment. See "The Company--Operating Strategy." The Company's current objective is to adjust its Property portfolio, primarily through acquisitions and development, such that by 2002 the Company will derive approximately 40% of its property operating income from multifamily properties, 40% from retail properties and 20% from office properties. The Company anticipates that the portfolio will vary from year-to-year within these guidelines as the Company takes advantage of opportunities within the three property segments. There can be no assurance that the Company will continue to pursue this strategy or that the Company will be able to achieve its objective. Regardless of whether this portfolio allocation is achieved, however, the Company believes that its strategy of maintaining a diversified portfolio of property types provides the Company with more in-depth knowledge of local real estate markets, creates cross-selling opportunities between divisions, minimizes the potential negative impact of downturns in the market for a particular property type and provides the Company with a broad range of investment alternatives in seeking acquisition opportunities. Product diversification also permits the Company to take advantage of opportunities to acquire, at favorable prices, properties in product segments that may be undervalued and to finance such acquisitions by exchanging or otherwise leveraging the value of properties in higher-valued product segments.

    GROWTH-ORIENTED AND MID-SIZED MARKETS. The Properties are located primarily in growth-oriented markets within the Sunbelt region with emphasis on mid-sized markets, which provide better opportunities to develop or take advantage of brand recognition and generally involve less competition for tenants and acquisition and development opportunities than larger, more developed markets. The Company believes that its access to the public capital markets provides it with a lower cost of capital than many property owners and developers in the markets in which the Properties are located and therefore gives the Company an additional competitive advantage in these markets. The Company believes that strategic acquisitions of properties in growth-oriented markets within the Sunbelt region will permit the Company to continue its geographic focus while providing the Company with added revenue growth potential.

    EXPERIENCED MANAGEMENT. The Company believes that strong, experienced leadership, particularly in the management and leasing area, is critical to the success of a fully-integrated real estate company. Colonial's chief executive officer and other executive officers have extensive experience (an average of 15.2 years) in the real estate industry in the Sunbelt region of the United States, and have established numerous contacts throughout the industry through leadership of various local and national chapters of real estate associations. The Company believes that the experience of Colonial's management team gives it an advantage over less experienced competitors in its primary markets. In addition, the Company is committed to a continuing education program that encourages its employees to attain recognized, professional designations. Colonial's trustees and executive officers, together with members of the Lowder family, own an aggregate of 9,264,675 Units and Common Shares, representing approximately 25.7% of the total number of Units and Common Shares outstanding.

    LONG-TERM RELATIONSHIPS. The Company has been actively engaged in the real estate business in the Sunbelt region of the United States for over 27 years. Thomas Lowder and his brother, James, have close ties to this region and are established members of the local and regional business communities. Through their extensive business dealings in the region, the Company and the Lowder family have developed a number of long-term business relationships with tenants and real estate owners, as well as contractors, suppliers, professionals and lenders, in the Sunbelt region. The Company believes that these relationships result in cost savings due to reduced tenant turnover and fewer management terminations, enable the Company to obtain favorable terms for services, goods and loans and provide the Company with access to additional business opportunities.

OPERATING STRATEGY

    Consistent with its diversified strategy, Colonial manages its business with three separate and distinct operating divisions: Multifamily, Retail, and Office. Each division has an executive vice president that oversees growth and operations and has a separate management team that is responsible for acquiring, developing, and leasing properties within each division. This structure allows the Company to utilize specialized management personnel for each operating division. Although these divisions operate independently from one another, constant communication among Colonial's executive vice presidents and chief investment officer provides the Company with synergy allowing the Company to take advantage of a variety of investment opportunities.

    The Company is experienced in the management and leasing of multifamily, retail and office properties and believes that the management and leasing of its own portfolio has helped the Properties maintain consistent income growth and has resulted in reduced operating expenses relating to the Properties. In addition, the third-party management, leasing and brokerage businesses have provided the Company both with a source of cash flow that is relatively stable and with the benefits of economies of scale in conjunction with the management and leasing of its own properties. These businesses also allow the Company to establish additional relations with tenants that may require additional retail or office space and to identify potential acquisitions. Additional information with respect to each of the operating divisions is set forth below.

    MULTIFAMILY DIVISION. The multifamily division of the Company is responsible for all aspects of the Company's multifamily operations, including day-to-day management and leasing of the 45 Multifamily Properties, as well as development and acquisition of additional multifamily properties. The multifamily division currently has approximately 305 employees, most of whom are located at the Multifamily Property sites and a small number of whom are located in Birmingham, Alabama and in regional offices in Mobile and Montgomery, Alabama, Orlando and Tampa, Florida, and Stockbridge, Georgia.

    RETAIL DIVISION. The Company's retail division is responsible for all aspects of the Company's retail operations, including the provision of management, leasing, and brokerage services for the 38 Retail Properties, as well as the development and acquisition of additional retail properties. The retail division has regional offices in Birmingham, Alabama, Orlando, Florida, Macon, Georgia and Burlington, North Carolina. The retail division currently has approximately 343 employees.

    OFFICE DIVISION. The Company's office division is responsible for all aspects of the Company's commercial office operations, including the provision of management, leasing, and brokerage services for the 15 Office Properties, as well as the development and acquisition of additional office properties. The office division has a regional office located in Atlanta, Georgia and currently has approximately 61 employees.

FINANCING STRATEGY

    The Company (together with Colonial) seeks to maintain a well-balanced, conservative, and flexible capital structure by: (i) targeting a ratio of debt to total market capitalization in the range of 30% to 45%; (ii) extending and sequencing the maturity dates of its debt; (iii) borrowing primarily at fixed rates; (iv) generally pursuing current and future long-term debt financings and refinancings on an unsecured basis; (v) maintaining conservative interest and fixed charge coverage ratios; and (vi) maintaining a conservative dividend payout ratio. As of March 31, 1998, Colonial's ratio of debt to total market capitalization was 37.3%, the weighted average maturity of the Company's long term debt was 8.1 years, the Company's ratio of fixed rate debt to total long term debt was 90.8%, the Company's ratio of unsecured debt to total long term debt was 61.3%, the Company's ratio of EBITDA to interest expense was 3.02 and the Company's ratio of EBITDA to fixed charges was 2.37. For the year ended December 31, 1997, Colonial's dividend as a percentage of funds from operations was 77%.

    The Company believes that these strategies have enabled and should continue to enable it and Colonial to access the debt and equity capital markets to fund debt refinancings and the acquisition and development of additional properties. The Company and Colonial have demonstrated their ability to access the equity and debt markets to finance the activities of the Company through underwritten public offerings of Common Shares of Colonial (in May 1995, January 1996, January and July of 1997, and April 1998), participation in four unit investment trusts (in December 1997 and February and March of 1998), an underwritten public offering of Preferred Shares of Colonial (in November 1997) and public offerings of unsecured notes (in July and December 1996, and January, July, August and September of 1997). These transactions generated approximately $411.0 million of net common equity proceeds, $120.8 million of net preferred equity proceeds and $351.8 million of net debt proceeds, representing aggregate net proceeds of $883.6 million.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $148.5 million. The Company will use the net proceeds of the Offering to repay outstanding balances under the Line of Credit and other short-term indebtedness. Pending such application, the Company may invest the net proceeds in short-term, income-producing investments such as commercial paper, government securities or money market funds that invest in government securities. The Company anticipates that, upon completion of the Offering and the application of the estimated net proceeds therefrom, the amount outstanding under the Line of Credit will be approximately $65.7 million.

                                 CAPITALIZATION

    The following table sets forth the historical capitalization of the Company as of March 31, 1998, and on a Pro Forma basis to give effect to the application by the Company of the proceeds from Colonial's sale of Common Shares in April 1998, the Company's acquisition after March 31, 1998 of (i) two Multifamily Properties and an additional phase of an existing Multifamily Property, containing an aggregate of 770 apartment units, (ii) Orlando Fashion Square and an additional phase of an existing Retail Property, containing an aggregate of approximately 1.1 million square feet of GLA, and (iii) an additional phase of an existing Office Property containing approximately 163,000 square feet of NRA, and the completion of the Offering and the use of the estimated net proceeds therefrom as described in "Use of Proceeds." The information set forth in the following table should be read in conjunction with the financial information and notes thereto incorporated herein and in the accompanying Prospectus by reference, and the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                                                                              MARCH 31, 1998
                                                                                        --------------------------
                                                                                         HISTORICAL    PRO FORMA
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)
LIABILITIES AND PARTNERS' CAPITAL
  Notes and mortgages payable (excluding Line of Credit)..............................  $    224,386  $    224,386
  Line of Credit......................................................................       115,648        65,655
  Unsecured Senior Notes..............................................................       130,000       280,000
  Other unsecured debt................................................................       225,000       225,000
                                                                                        ------------  ------------
      Total notes and mortgages payable...............................................       695,034       795,041

Redeemable units, at redemption value (1).............................................       319,456       420,702

Partners' capital, excluding redeemable units (2).....................................       390,404       390,404
                                                                                        ------------  ------------
      Total capitalization............................................................  $  1,404,894  $  1,606,147
                                                                                        ------------  ------------
                                                                                        ------------  ------------

---------

(1) Redeemable units represent limited partnership interests in the Company (I.E., Units) that are redeemable by the Unitholder for an equal number of Common Shares or, in the discretion of Colonial, the cash value thereof.

(2) Includes capital represented by Units held by Colonial (through CPHC) and capital contributed by Colonial (through CPHC) as a result of Colonial's issuance of 5,000,000 shares of 8 3/4% Series A Cumulative Redeemable Preferred Shares in November 1997 in an underwritten public offering.

                  SELECTED FINANCIAL AND OPERATING INFORMATION

    The following table sets forth selected historical financial and operating information for Colonial Realty Limited Partnership for the years ended December 31, 1997, 1996 and 1995, which information has been derived from the audited historical Consolidated and Financial Statements of the Company. In addition, the following table sets forth selected financial and operating information as of and for the three months ended March 31, 1998 and March 31, 1997, which information has been derived from the unaudited financial statements of the Company. All such information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus Supplement and the financial statements included in the documents incorporated by reference into the accompanying Prospectus.

    The Company believes that the book value of its real estate assets, which reflects the historical costs of such assets less accumulated depreciation, is not indicative of the current market value of the Properties.

                                                       THREE MONTHS                      YEAR ENDED
                                                     ENDED MARCH 31,                    DECEMBER 31,
                                                --------------------------  -------------------------------------
                                                    1998          1997          1997         1996         1995
                                                ------------  ------------  ------------  -----------  ----------
                                                       (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER UNIT DATA)

OPERATING DATA:
Total revenue.................................  $     58,310  $     39,170  $    184,126  $   134,881  $  111,437
Expenses:
  Depreciation and amortization...............        10,498         7,023        33,278       23,533      20,615
  Other operating.............................        20,333        13,353        63,581       46,819      42,282
Income from operations........................        27,479        18,794        87,267       64,529      48,540
Interest expense..............................        12,579         8,488        40,496       24,584      23,972
Other income (expense), net...................           (23)          133         3,069        1,104         674
Income before extraordinary items and minority
  interest....................................        14,877        10,439        49,840       41,049      25,242
Preferred distributions.......................         2,734       --              1,671      --           --
Net income available to common unitholders....        11,748        10,055        44,519       40,538      25,242
Per unit:
  Net income-basic and diluted................           .37           .37          1.55         1.58        1.28
  Dividends declared..........................           .55           .52          2.08         2.00        1.90
BALANCE SHEET DATA:
Land, buildings, and equipment, net...........  $  1,337,028  $    866,066  $  1,268,430  $   801,798  $  624,514
Total assets..................................     1,429,368     1,021,637     1,396,660      947,947     681,297
Total debt....................................       695,034       534,927       702,044      506,435     354,100
OTHER DATA:
Funds from operations (1).....................  $     22,359  $     17,231  $     77,894  $    63,087  $   43,672
EBITDA (2)....................................  $     37,954  $     25,950  $    123,614  $    89,166  $   69,829
Cash flow provided by (used in):
  Operating activities........................  $     19,817  $     15,497  $     72,065  $    62,873  $   47,004
  Investing activities........................       (36,313)      (52,870)     (346,379)    (224,076)    (95,592)
  Financing activities........................        15,105        36,315       275,503      162,957      29,443
Total properties (at end of period)...........            95            78            93           73          62
Ratio of earnings to fixed charges (3)........          1.93          2.04          2.00         2.39        1.97
Ratio of EBITDA to fixed charges..............          2.37          2.58          2.62         3.05        2.70
Ratio of EBITDA to interest expense...........          3.02          3.06          3.05         3.63        2.90

------------------------

(1) The Company generally considers funds from operations ("FFO") a widely used and appropriate measure of performance for an equity REIT that provides a relevant basis for comparison among REITs. FFO for the Company differs from FFO for Colonial in that Colonial, as a stockholder of the Management Corporation, takes the Management Corporation's earnings into account in calculating its FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), means income (loss) before minority interest (determined in accordance with GAAP), excluding gains (losses) from debt restructuring and sales of property, plus real estate depreciation and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the Company's performance. The method of calculating FFO employed by the Company and Colonial may be different from methods used by other operating partnerships and REITs and, accordingly, may not be comparable to such other operating partnerships and REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance.

(2) EBITDA represent earnings before interest, taxes, depreciation and amortization. EBITDA does not represent cash generated from operating activities as defined by generally accepted accounting principles and, therefore, should not be considered as an alternative to net income as the primary indicator of operating performance or to cash flow as a measure of liquidity, nor does it indicate that cash flow is sufficient to fund all cash requirements.

(3) Ratio of earnings to fixed charges represents the ratio of earnings before property sales and extraordinary items plus fixed charges to fixed charges. Fixed charges consist primarily of interest, preferred distributions and amortization of deferred financing costs.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto incorporated by reference in the accompanying Prospectus.

GENERAL

    The Company is engaged in the ownership, development, management, and leasing of multifamily communities, retail malls and shopping centers, and office buildings in nine states in the Sunbelt region of the United States. As of March 31, 1998, the Company's real estate portfolio consisted of 43 Multifamily Properties, 37 Retail Properties, and 15 Office Properties, making Colonial one of the largest diversified REITs in the United States.

RESULTS OF OPERATIONS--THREE MONTHS ENDED MARCH 31, 1998 AND 1997

    REVENUE. Total revenue for the three months ended March 31, 1998 increased by $19.1 million, or 48.9%, from the comparable period of 1997. This increase primarily relates to revenues generated by Properties that were acquired or developed during 1998 and 1997. The remaining increase relates to increases in rental rates at existing Properties.

    OPERATING EXPENSES. Total operating expenses for the three months ended March 31, 1998 increased by $10.5 million, or 51.3%, from the comparable period of 1997. The majority of this increase, $9.1 million, relates to additional operating expenses associated with Properties that were acquired or developed in 1998 and 1997. The remaining increase relates primarily to increases in operating expenses at existing Properties and overall increases in corporate overhead and personnel costs associated with the Company's continued growth.

    OTHER INCOME AND EXPENSES. Interest expense for the three months ended March 31, 1998 increased by $4.1 million, or 48.2%, from the comparable period of 1997. This increase is primarily attributable to the increased use of the Line of Credit in conjunction with the financing of acquisitions and developments.

LIQUIDITY AND CAPITAL RESOURCES

    During the first quarter of 1998, the Company invested approximately $36.1 million in the acquisition and development of properties. The Company financed this acquisition and development activity through net proceeds from public offerings of Colonial's equity securities during the first quarter of 1998 totaling $45.5 million ($132.4 million including the net proceeds from the offering of Common Shares completed in the second quarter), advances under the Line of Credit and cash from operations. The Company anticipates that, upon completion of the Offering and the application of the estimated net proceeds therefrom, the amount outstanding under the Line of Credit will be approximately $65.7 million.

    During 1997, the Company invested $523.0 million in the acquisition and development of properties. This acquisition and development activity increased the Company's Multifamily, Retail, and Office Property holdings. The Company financed this growth through proceeds from public offerings of equity and debt totaling $403.0 million during 1997, advances on its Line of Credit, the issuance of Units, and cash from operations. In connection with the acquisition activity, the Company sold or exchanged six multifamily properties and one office property through tax-deferred transactions. The Company also used these sources of funds, along with exchanging or selling properties, to repay or transfer $120 million on 17 mortgage loans.

    At March 31, 1998, the Company's total outstanding debt balance was $695.0 million. The outstanding balance includes fixed-rate debt of $525.8 million, or 75.7%, and floating-rate debt of $169.2 million, or 24.3%. Of this floating rate debt, $53.0 million is tax-exempt floating-rate debt bearing a weighted average interest rate of 4.28%. The Company has obtained interest rate protection for $67.8 million of the floating-rate debt under two agreements. One agreement, protecting $17.8 million, limits the debt to an interest rate of 5.96% through September 30, 1998, and the other agreement, protecting $50.0 million, limits the debt to an interest rate of 8.00% through May 2, 2000. Certain loan agreements of the Company contain restrictive covenants which, among other things, require maintenance of various financial ratios. At March 31, 1998, the Company was in compliance with these covenants. Colonial's total market capitalization as of March 31, 1998 was $1.9 billion, and its ratio of debt to total market capitalization was 37.3%. As of March 31, 1998, the Company's ratio of EBITDA to fixed charges was 2.37, and its ratio of EBITDA to interest expense was 3.02. See "Selected Financial and Operating Information."

ACQUISITION AND DEVELOPMENT ACTIVITIES

    MULTIFAMILY PROPERTIES. Since January 1, 1997, the Company added 2,204 apartment units through the acquisition of seven multifamily communities and an additional phase at an existing community at an aggregate cost of $122.1 million. In a continuing effort to diversify its portfolio, the Company sold or exchanged six multifamily communities, which had a net book value of $68.0 million and consisted of 2,464 apartment units. The Company also completed construction of six multifamily communities containing an aggregate of 1,288 apartment units and acquired land on which it intends to develop additional multifamily communities during 1998. The aggregate cost of these completed multifamily communities was $76.5 million and the aggregate cost of the land was $7.7 million.

    As of March 31, 1998, the Company had 1,622 apartment units in seven multifamily communities under development or expansion. One of these projects (containing 496 apartment units) was completed during the second quarter of 1998, and management expects that the remaining multifamily projects will be completed at various times through the second quarter of 1999. When complete, the six multifamily properties still under development will add a total of 1,126 apartment units to the Company's portfolio. Management expects the aggregate cost of the six remaining projects to be approximately $78.3 million.

    RETAIL PROPERTIES. Since January 1, 1997, the Company added 5.3 million square feet of retail shopping space through the acquisition of nine community shopping centers and eight enclosed malls at an aggregate cost of $354.6 million. The Company also completed a 422,000 square foot expansion of a regional mall in Macon, Georgia and a 239,000 square foot expansion of a community shopping center in Montgomery, Alabama at an aggregate cost during 1997 of $28.6 million.

    OFFICE PROPERTIES. Since January 1997, the Company increased its office portfolio by 1.5 million square feet with the acquisition of six Office Properties, the purchase of additional buildings at an existing Property and the purchase of additional interests in two joint ventures. The Office Properties are located in Alabama and Georgia and were purchased at an aggregate cost of $162.9 million. In connection with one of the acquisitions, the Company exchanged an office property which had a net book value of $2.0 million and consisted of 25,000 square feet.

EBITDA

    The following table sets forth the manner in which EBITDA has been calculated:

                                                           THREE MONTHS ENDED
                                                               MARCH 31,            YEAR ENDED DECEMBER 31,
                                                          --------------------  --------------------------------
                                                            1998       1997        1997       1996       1995
                                                          ---------  ---------  ----------  ---------  ---------
                                                                              (IN THOUSANDS)
Net income available to common unitholders..............  $  11,748  $  10,055  $   44,519  $  40,538  $  25,242
Interest expense........................................     12,579      8,488      40,496     24,584     23,972
Income taxes............................................     --         --          --         --         --
Depreciation and amortization...........................     10,498      7,023      33,278     23,533     20,615
Extraordinary loss (gain) from debt extinguishment......        395        384       3,650        511     --
Preferred distributions.................................      2,734      1,671      --         --         --
                                                          ---------  ---------  ----------  ---------  ---------
EBITDA..................................................  $  37,954  $  25,950  $  123,614  $  89,166  $  69,829
                                                          ---------  ---------  ----------  ---------  ---------
                                                          ---------  ---------  ----------  ---------  ---------

SCHEDULE OF INDEBTEDNESS

    Certain of the Properties are subject to mortgage indebtedness. The Properties whose financial results are consolidated in the financial statements of the Company are subject to existing mortgage indebtedness, and the Company has unsecured notes payable, in an aggregate amount as of March 31, 1998, of approximately $695.0 million, carrying a weighted average interest rate of 7.13% and a weighted average maturity of 6.8 years. The mortgage indebtedness on the Properties and the Company's unsecured indebtedness as of March 31, 1998, are set forth in the table below:

                                                                         ANTICIPATED
                                                            PRINCIPAL       DEBT
                                                           BALANCE (AS    SERVICE                  ESTIMATED
                                              INTEREST         OF        (04/1/98-    MATURITY    BALANCE DUE
PROPERTY (1)                                    RATE        03/31/98)    12/31/98)    DATE (2)    ON MATURITY
-------------------------------------------  -----------  -------------  ----------  -----------  ------------
MORTGAGE DEBT
  MULTIFAMILY PROPERTIES:
    CG at Carrollwood......................      8.870%    $ 6,230,000    $  414,451   03/05/05      $6,230,000
    CG at Natchez Trace....................      7.950%      6,852,525       433,572   09/01/35          47,813
                                                 8.000%      4,078,048       263,552   02/01/37          29,071
    CV at Rocky Ridge......................      5.900%      6,000,000(3)    265,500   08/01/02(4)    6,000,000
                                                 7.625%      1,312,500       141,486   08/01/02(4)      841,667
    CG at Galleria Woods...................      6.875%      7,216,403       485,256   07/15/99       7,035,235
    CG at Mountain Brook...................      8.000%     12,060,204       852,100   01/10/00      11,742,632
    CV at Cahaba Heights...................      8.060%      3,677,051       283,156   05/10/00       3,502,055
    CG at Edgewater........................      7.500%      9,774,594    10,277,288   11/15/98       9,685,749
    CV at Inverness........................      5.960%(5)   9,900,000(3)    260,618   06/15/26(6)    9,900,000
    CV at Inverness Lakes..................      5.900%      4,000,000(3)    177,000   07/31/02(7)    4,000,000
                                                 7.625%      1,643,333       153,028   07/31/02(8)    1,234,167
    CG at Galleria.........................      3.700%     22,400,000(3)    589,680   06/15/26(6)   22,400,000
    CG at Research Park....................      3.700%     12,775,000(3)    336,302   06/15/26(6)   12,775,000
    CG at Riverchase.......................      7.150%      9,051,004     9,090,709   12/31/98       8,967,396
    CV at Vernon Marsh.....................      5.960%(5)   4,500,000(3)    118,463   06/15/26(6)    4,500,000
    CV at White Bluff......................      5.960%(5)   3,400,000(3)     89,505   06/15/26(6)    3,400,000
    CV at Hillwood.........................      5.900%      3,330,000(3)    147,353   07/31/02(7)    3,330,000
                                                 7.625%      1,574,167      148,318    07/31/02(8)    1,179,167

  RETAIL PROPERTIES:
    Island Walk............................      8.800%     10,213,784      796,095    10/01/01       9,578,044
    Mayberry Mall..........................      9.220%      3,388,729      749,944    10/01/01       3,237,064
    Montgomery Promenade...................      9.250%     10,810,000      272,526    07/01/00      10,810,000
    Rivermont Shopping Center..............     10.125%      1,766,122      202,268    09/01/08          52,091
    University Park Plaza..................      8.870%     14,445,000      960,954    03/05/05      14,445,000
    Village at Roswell Summit..............      8.930%      1,646,732      127,643    09/01/05       1,401,860

  OFFICE PROPERTIES:
    International Park.....................      8.650%      2,001,143      484,719    10/01/99       1,931,425
    Interstate Park........................      8.500%      4,415,032      162,954    08/01/03       2,648,144
    Riverchase Center......................      7.880%      8,422,278      675,196    12/01/00       7,766,043
    Mansell Office Park....................      8.250%     17,534,800    1,197,936    01/10/08      15,285,811
                                                 8.625%     13,976,142    1,001,353    06/01/00      13,682,324
    Perimeter Corporate Park...............      8.680%      5,686,055      448,047    12/01/03       4,668,653

OTHER DEBT:
    Land Loan..............................      7.010%        661,481      694,519    09/30/98         649,897

UNSECURED INDEBTEDNESS:
    Line of Credit, incl. Comp. Bid........      6.425%(9) 115,648,000    7,813,179    07/10/98(10) 115,648,000
    Unsecured Senior Notes.................      7.500%     64,894,267    4,875,000    07/15/01      65,000,000
    Unsecured Senior Notes.................      8.050%     64,749,208    5,232,500    07/15/06      65,000,000
    Medium Term Notes......................      7.050%     50,000,000    3,525,000    12/15/03      50,000,000
    Medium Term Notes......................      7.160%     50,000,000    3,580,000    01/17/03      50,000,000
    Medium Term Notes......................      6.960%     75,000,000    5,017,500    07/26/04      75,000,000
    Medium Term Notes......................      6.960%     25,000,000    1,740,000    08/01/05      25,000,000
    Medium Term Notes......................      6.980%     25,000,000    1,745,000    09/26/05      25,000,000
                                                          -------------  ----------                 ------------
TOTAL......................................                $695,033,602  $65,829,669              6$73,604,308
                                                          -------------  ----------               ------------
                                                          -------------  ----------               ------------

------------
(1) As noted in the table, certain Properties were developed in phases and separate mortgage indebtedness may encumber each of the various phases. In the listing of property names, CG has been used as an abbreviation for Colonial Grand and CV as an abbreviation for Colonial Village.

(2) All of the mortgages can be prepaid at any time, subject to prepayment penalties calculated typically on a yield maintenance basis, except for the mortgages encumbering CV at Rocky Ridge, CV at Inverness Lakes, CV at Hillwood, and CG at Natchez Trace, which are closed to prepayment for varying lengths of time.

(3) These loans are financed through tax-exempt bonds.

(4) The maturity date noted represents the date on which credit enhancement expires for the tax-exempt municipal bonds put in place as part of the original financing for the Property. The stated maturity date for the loans is August 1, 2007.

(5) Represents the maximum interest rate payable by the Company through September 30, 1998 on these loans as the result of an interest rate protection agreement entered into by the Company. The loans (which are financed through tax-exempt bonds) secured by these Properties (or phases thereof) bear interest at a variable rate, determined weekly at the rate necessary to produce a bid in the process of remarketing the bonds equal to par plus accrued interest, based on comparable issues in the market. The interest rate for these debt obligations as of March 31, 1998, was 3.70% for these Properties.

(6) These loans are financed through tax-exempt bonds which are credit enhanced by Fannie Mae. The loans, which bear interest at a weekly variable interest rate, require monthly interest payments through June 2006 and principal and interest payments from July 2006 through June 2026. The weighted average interest rate of these five loans was 3.70% at March 31, 1998.

(7) The maturity date noted represents the date on which credit enhancement expires for the tax-exempt municipal bonds put in place as part of the original financing for the Property. The stated maturity date for the loans is August 1, 2022.

(8) The maturity date noted represents the date on which credit enhancement expires for the tax-exempt municipal bonds put in place as part of the original financing for the Property. The stated maturity date for the loans is August 1, 2010.

(9) This Line of Credit bears interest at a variable rate, based on LIBOR plus a spread that ranges from 100 to 150 basis points. At March 31, 1998, the Line of Credit bore interest at a rate of 110 basis points above LIBOR. The facility also includes a competitive bid feature that allows the Company to convert up to $100 million under the Line of Credit to a fixed rate, for a fixed term not to exceed 90 days. At March 31, 1998, $100 million was outstanding under a competitive bid loan which bore interest at a weighted average rate of 6.37%. The Company has obtained a commitment to increase the maximum amount available under the Line of Credit, effective July 10, 1998, from $200 million to $250 million. Upon the effectiveness of the commitment, which is subject to customary closing conditions, interest on the Line of Credit will decrease from its current rate of 110 basis points over LIBOR to a rate of 95 basis points over LIBOR. If the Company's credit rating is upgraded, interest on the Line of Credit will be further reduced to 80 basis points over LIBOR. Additionally, the commitment contains a modification of the competitive bid feature of the Line of Credit, increasing from $100 million to $125 million the amount of indebtedness under the Line of Credit that the Company may convert to a fixed rate for a term not to exceed 90 days.

(10) This credit facility has a term of one year beginning in July 1997 and provides for a two-year amortization in the event of non-renewal. As discussed in note (9) above, the Company has obtained a commitment to increase its borrowing capacity under the Line of Credit. In addition, this commitment will provide for a two-year commitment term beginning July 10, 1998 and will provide for a two-year amortization in the event of non-renewal.

    In addition to the foregoing mortgage debt, the two Office Properties in which the Company owns partial interests (and which therefore are not consolidated in the financial statements of the Company) also are subject to existing mortgage indebtedness. The Company's pro-rata share of such indebtedness as of March 31, 1998, was $1,045,000 which carried a weighted average interest rate of 9.3%. The maturity dates of these loans range from May 31, 1999 to July 17, 2000, and as of March 31, 1998, the loans had a weighted average maturity of 1.8 years.

                                   PROPERTIES

GENERAL

    The 98 Properties owned by the Company consist of 45 Multifamily Properties, 38 Retail Properties, and 15 Office Properties. Certain information relating to the Company's revenues and occupancy rates by Property type is set forth below.

                                                                  TOTAL FIRST
                                                                 QUARTER 1998         PERCENT OF
                                                               PROPERTY REVENUE   TOTAL FIRST QUARTER      PERCENTAGE
                                 NUMBER OF        UNITS/GLA/    (IN THOUSANDS)       1998 PROPERTY        OCCUPANCY AT
TYPE OF PROPERTY              PROPERTIES (1)      NRA (1)(2)          (3)             REVENUE (3)      MARCH 31, 1998 (3)
--------------------------  -------------------  ------------  -----------------  -------------------  -------------------
Multifamily...............              45             14,573     $    24,148               41.9%                95.1%(4)
Retail....................              38         11,679,000          26,033               45.1%                93.3%
Office....................              15          2,361,000           7,510(5)            13.0%                97.0%
                                        --                           --------              -----

    Total.................              98                        $    57,691              100.0%
                                        --                           --------              -----
                                        --                           --------              -----


---------

(1) Includes two Multifamily Properties, one Retail Property, an additional phase of an existing Retail Property and an additional phase of an existing Office Property which were acquired after March 31, 1998.

(2) Units (in this table only) refers to multifamily apartment units, GLA refers to gross leaseable area of retail space and NRA refers to net rentable area of office space.

(3) Excludes two Multifamily Properties, one Retail Property, an additional phase of an existing Retail Property and an additional phase of an existing Office Property which were acquired after March 31, 1998.

(4) Excludes 1,520 units of four newly developed or expanded Multifamily Properties that had not achieved stabilized occupancy as of March 31, 1998.

(5) Includes the Company's proportionate share of revenues from those Office Properties accounted for under the equity method.

    The following table reflects the amount of the Company's adjusted net operating income for the first quarter of 1998, as a percentage of total adjusted net operating income of the Properties for the quarter, attributable to each state in which a Property is located. Net operating income has been adjusted to include first quarter net operating income of Properties acquired by the Company after March 31, 1998.

                                                          ADJUSTED     PERCENT OF TOTAL ADJUSTED
                                                        NET OPERATING      1ST QUARTER 1998
STATE                                                      INCOME        NET OPERATING INCOME
------------------------------------------------------  -------------  -------------------------
Alabama...............................................   $16,599,000                  38%
Florida...............................................    11,896,000                  28%
Georgia...............................................     9,878,000                  23%
North Carolina........................................     1,416,000                   3%
South Carolina........................................     1,784,000                   4%
Other (4 States)......................................     1,815,000                   4%
                                                        -------------              -----
    Total.............................................   $43,388,000                 100%
                                                        -------------              -----
                                                        -------------              -----

MULTIFAMILY PROPERTIES

    The 45 Multifamily Properties contain a total of 14,573 garden-style apartments and range in size from 104 to 1,080 apartment units. Fourteen of the Multifamily Properties were acquired by the Company in connection with the formation of the Company at the time of the IPO (the "Formation Transactions"), thirteen Properties and one additional phase of an existing Property were acquired during 1994, seven Properties were acquired during 1996, five Properties were acquired during 1997 and two Properties and one additional phase of an existing Property were acquired in 1998. Also, since its IPO the Company has developed four additional Multifamily Properties. Twenty Multifamily Properties (containing a total of 6,985 apartment units) are located in Alabama, 13 Multifamily Properties (containing a total of 4,794 apartment units) are located in Florida, eight Multifamily Properties (containing a total of 1,594 apartments units) are located in Georgia, one Multifamily Property (containing a total of 328 apartment units) is located in Mississippi, two Multifamily Properties (containing a total of 550 apartment units) are located in South Carolina and one Multifamily Property (containing a total of 322 apartment units) is located in Texas. All of the Multifamily Properties are managed by the Company.

RETAIL PROPERTIES

    The 38 Retail Properties contain a total of approximately 11.7 million square feet of GLA (including space owned by anchor tenants). Ten of the Retail Properties are located in Alabama, twelve are located in Florida, seven are located in Georgia, five are located in North Carolina, one is located in South Carolina, one is located in Tennessee, and two are located in Virginia. The Retail Properties consist of thirteen enclosed regional malls (Briarcliffe Mall, Brookwood Village, Gadsden Mall, Glynn Place Mall, Holly Hill Mall, Lakeshore Mall, Macon Mall, Mayberry Mall, Orlando Fashion Square, River Oaks Center, Staunton Mall, Valdosta Mall, and Village Mall), two power centers, and 23 neighborhood shopping centers. Nine of the 38 Retail Properties were originally developed by the Company, two were acquired in 1994, six were acquired in 1995, four were acquired in 1996, 16 were acquired in 1997 and one was acquired in 1998. All of the Retail Properties are managed by the Company.

OFFICE PROPERTIES

    The 15 Office Properties contain a total of approximately 2.4 million square feet of NRA. Thirteen of the Office Properties are located in Alabama (representing approximately 75% of the office portfolio's NRA), one is located in Atlanta, Georgia and one is located in Orlando, Florida. The Office Properties range in size from approximately 30,000 square feet to 536,000 square feet. Four of the Office Properties were developed by the Company, five were acquired at various times between 1980 and 1990, four were acquired in 1997, and two were acquired in 1998. All of the Office Properties are managed by the Company.

UNDEVELOPED LAND

    The Company owns eight undeveloped land parcels consisting of approximately
103.2 acres. These parcels are adjacent to five of the Properties and are suitable for potential expansion at those Properties. The land suitable for expansion is located adjacent to a Multifamily Property and four Retail Properties. Land adjacent to Multifamily Properties typically will be considered for potential development of another phase of an existing Multifamily Property if the Company determines that the particular market can absorb additional apartment units. The Company currently owns one such parcel. For expansions at Retail Properties, the Company owns parcels both contiguous to the boundaries of Retail Properties, which would accommodate expansion of the mall or shopping center, and outparcels which are suitable for restaurants, financial institutions or free-standing retailers. The Company owns seven such parcels.

PRIMARY MARKETS

    The Company believes that Properties in its primary markets have the potential over the long term to provide investment returns that exceed national averages. According to recent market surveys (source: Woods & Poole: 1997 MSA Profile), employment, population and household formation growth in the Company's primary markets, and the states in which those markets are located, generally have shown, and are forecasted to continue to show, growth that exceeds averages for the 50 largest metropolitan statistical areas ("MSAs") and for the United States as a whole, as shown in the tables below.

                                                                                 FORECASTED
                            EMPLOYMENT      POPULATION         HOUSEHOLD         EMPLOYMENT          FORECASTED
                              GROWTH          GROWTH       FORMATION GROWTH        GROWTH         POPULATION GROWTH
MARKETS                     (1990-1997)     (1990-1997)       (1990-1997)        (1998-2010)         (1998-2010)
------------------------  ---------------  -------------  -------------------  ---------------  ---------------------
Birmingham, AL..........           9.8%            6.8%              8.1%              13.1%               10.8%
Mobile, AL..............          17.1%           10.7%             12.4%              18.2%               12.5%
Huntsville, AL..........           9.8%           10.2%             11.8%              15.5%               11.9%
Montgomery, AL..........          13.2%            9.7%             10.8%              14.0%               10.8%
Orlando, FL.............          20.5%           21.2%             19.5%              36.8%               41.5%
Tampa/St. Petersburg,
  FL....................          16.1%            9.6%              7.8%              23.9%               23.6%
Macon, GA...............          -4.7%            6.3%              7.2%               8.1%                2.9%
Sarasota/Bradenton,
  FL....................          27.2%           11.8%             10.0%              27.6%               26.0%
Atlanta, GA.............          21.3%           20.2%             21.0%              22.1%               23.6%
50 largest MSAs.........           7.9%            7.6%              7.8%              13.3%               11.0%

                              FORECASTED
                               HOUSEHOLD
                           FORMATION GROWTH
MARKETS                       (1998-2010)
------------------------  -------------------
Birmingham, AL..........            13.8%
Mobile, AL..............            16.1%
Huntsville, AL..........            15.1%
Montgomery, AL..........            13.2%
Orlando, FL.............            42.2%
Tampa/St. Petersburg,
  FL....................            23.7%
Macon, GA...............             4.4%
Sarasota/Bradenton,
  FL....................            26.0%
Atlanta, GA.............            26.4%
50 largest MSAs.........            13.0%

                                                                                 FORECASTED
                            EMPLOYMENT      POPULATION         HOUSEHOLD         EMPLOYMENT          FORECASTED
                              GROWTH          GROWTH       FORMATION GROWTH        GROWTH         POPULATION GROWTH
STATES                      (1990-1997)     (1990-1997)       (1990-1997)        (1998-2010)         (1998-2010)
------------------------  ---------------  -------------  -------------------  ---------------  ---------------------
Alabama.................          11.5%            6.8%              8.3%              13.1%                9.0%
Florida.................          15.8%           13.2%             11.6%              22.0%               22.3%
Georgia.................          16.1%           14.0%             14.9%              17.6%               16.2%
Mississippi.............          16.0%            5.8%              6.8%              10.9%                5.8%
North Carolina..........          14.5%           10.9%             11.2%              15.8%               14.3%
South Carolina..........           7.6%            7.9%             10.3%              17.8%               16.0%
Tennessee...............          14.8%            9.7%             10.2%              14.1%               11.3%
Texas...................          14.9%           13.2%             13.2%              17.3%               16.9%
Virginia................           7.6%            8.6%             10.4%              14.3%               11.3%
United States...........           8.5%            7.3%              7.6%              12.8%               10.3%

                              FORECASTED
                               HOUSEHOLD
                           FORMATION GROWTH
STATES                        (1998-2010)
------------------------  -------------------
Alabama.................            12.2%
Florida.................            22.7%
Georgia.................            18.9%
Mississippi.............             8.4%
North Carolina..........            16.2%
South Carolina..........            19.8%
Tennessee...............            13.6%
Texas...................            18.9%
Virginia................            14.5%
United States...........            12.1%

                                   MANAGEMENT

TRUSTEES, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

    The trustees, executive officers and certain other significant employees of Colonial, which, through CPHC, is the general partner of the Company, and their positions and offices are set forth in the following table:

NAME                                                          POSITIONS AND OFFICES HELD
------------------------------------  ---------------------------------------------------------------------------

Thomas H. Lowder....................  Chairman of the Board of Trustees, President and Chief Executive Officer

Carl F. Bailey......................  Trustee (Retired Co-Chairman of BellSouth Telecommunications, Inc., and
                                      retired Chairman and CEO of South Central Bell Telephone Company; President
                                      of BDI)

M. Miller Gorrie....................  Trustee (Chairman of the Board and Chief Executive Officer of Brasfield &
                                      Gorrie, L.L.C.)

William M. Johnson..................  Trustee (President and Chief Executive Officer of Johnson Development
                                      Company)

James K. Lowder.....................  Trustee (Chairman and Chief Executive Officer of The Colonial Company)

Herbert A. Meisler..................  Trustee (Investor)

Claude B. Nielsen...................  Trustee (President and Chief Executive Officer of Coca-Cola Bottling
                                      Company United, Inc.)

Harold W. Ripps.....................  Trustee (Investor)

Donald T. Senterfitt................  Trustee (President and Chief Executive Officer of The Pilot Group, L.C.)

Howard B. Nelson, Jr................  Chief Financial Officer

C. Reynolds Thompson III............  Chief Investment Officer

Paul F. Earle.......................  Executive Vice President-Multifamily Division

John N. Hughey......................  Executive Vice President-Retail Division

Charles A. McGehee..................  Executive Vice President-Land, Brokerage and Dispositions

Robert A. Jackson...................  Executive Vice President-Office Division

Paul C. Glascock....................  Senior Vice President-Retail Leasing

Thomas M. LaDow.....................  Senior Vice President-Office Division

John L. Moss........................  Senior Vice President-Retail Management

R. William Pradat, Jr...............  Senior Vice President-Office Division

Richard B. Yielding.................  Senior Vice President-Retail Acquisitions

                            DESCRIPTION OF THE NOTES

GENERAL

    The following description of the specific terms of the Notes supplements the description of the general terms and provisions of Debt Securities set forth in the Prospectus under the caption "Description of Debt Securities."

    The Notes constitute a series of debt securities (which are more fully described in the accompanying Prospectus), which will be issued pursuant to an indenture (the "Indenture") dated as of July 22, 1996, between the Company and Bankers Trust Company, as trustee (the "Trustee"), and will be limited to an aggregate principal amount of $150,000,000. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.

    The Notes will be direct, unsecured recourse obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be recourse to all of the assets of the Company, but will be non-recourse with respect to the partners of the Company, including CPHC, the Company's general partner. The Notes will be effectively subordinated to (i) the prior claims of each secured mortgage lender to any specific property of the Company which secures such lender's mortgage and
(ii) any indebtedness or other claims of creditors of any Subsidiary of the Company, the amount of which is restricted by the Indenture.

    Subject to certain limitations set forth in the Indenture, and as described under "Certain Covenants-- Limitations on Incurrence of Debt" below, the Indenture will permit the Company to incur additional secured and unsecured indebtedness. Following the completion of the Offering and the application of the net proceeds thereof, the Company will have approximately $224.2 million of secured indebtedness collateralized by 26 Properties and approximately $420.7 million of unsecured indebtedness which will rank PARI PASSU with the Notes.

    The Notes will mature on July   , 2007 (the "Maturity Date"). The Notes are
not subject to any sinking fund provisions. The Notes will be issued only in fully registered, book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "Book-Entry System."

    Except as described below under "Certain Covenants--Limitations on Incurrence of Debt" and under "Description of Debt Securities--Merger, Consolidation or Sale" in the accompanying Prospectus, the Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of: (i) a highly leveraged or similar transaction involving the Company, CPHC, as general partner of the Company, or any affiliate of either such party; (ii) a change of control; or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. However, certain restrictions on the ownership and transfer of Colonial's Common Shares designed to preserve Colonial's status as a REIT may act to prevent or hinder a change of control. The Company and its management have no present intention of engaging in a transaction which would result in the Company's being highly leveraged.

PRINCIPAL AND INTEREST

    The Notes will bear interest at    % per annum from the date of issuance,
payable semi-annually in arrears on January   and July   , commencing January
  , 1999 (each, an "Interest Payment Date"), and on the Maturity Date, to the persons (the "Holders") in whose names the applicable Notes are registered in the security register applicable to the Notes at the close of business 15 calendar days prior to such payment date, regardless of whether such day is a Business Day, as defined below (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

    If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next Business Day as if it were made on the date such payment was due and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

CERTAIN COVENANTS

    The Indenture contains the following covenants:

    LIMITATIONS ON INCURRENCE OF DEBT. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below), other than intercompany Debt (representing Debt to which the only parties are Colonial, any of its subsidiaries, the Company and any Subsidiary, or Debt owed to the Management Corporation arising from routine cash management practices, but only so long as such Debt is held solely by any of Colonial, any of its subsidiaries, the Company and any Subsidiary), that is subordinate in right of payment to the Notes, if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (i) the Company's Adjusted Total Assets (as defined below) as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt, (ii) the purchase price of any real estate assets or mortgages receivable (or interests therein) acquired by the Company or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt and (iii) the amount of any securities offering proceeds received by the Company or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce
Debt) (Section 1004(a)).

    In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than
1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds thereof (Section 1004(b)).

    Further, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Company or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of the sum of (i) the Company's Adjusted Total Assets as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt, (ii) the purchase price of any real estate assets or mortgages receivable (or interests therein) acquired by the Company or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt and (iii) the amount of any securities offering proceeds received by the Company or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce
Debt) (Section 1004(c)).

    For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Company or a Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof.

    MAINTENANCE OF UNENCUMBERED TOTAL ASSET VALUE. The Company will at all times maintain an Unencumbered Total Asset Value in an amount not less than 150% of the aggregate principal amount of all outstanding unsecured Debt of the Company and its Subsidiaries (Section 1004(d)).

    As used in the Indenture and the description thereof herein:

    "ADJUSTED TOTAL ASSETS" as of any date means the sum of (i) $328,177,823 (which represents the amount determined by multiplying the price at which Colonial's common shares of beneficial interest were offered in the IPO by the sum of (A) the common shares of beneficial interest of Colonial issued in the IPO and (B) the Units of the Company not held by Colonial that were issued in connection with the IPO), (ii) $108,841,000 (which represents the principal amount of outstanding Debt of the Company immediately following the IPO) and
(iii) the purchase price or cost of any real estate assets or mortgages receivable (or interests therein) acquired (including the value of any Units issued in connection therewith) or developed after the IPO and the amount of any securities offering proceeds and other proceeds of Debt received after the IPO (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), adjusted for the proceeds of any real estate assets disposed of by the Company. This definition of "Adjusted Total Assets" values the assets owned by the Company at the time of the IPO at the market capitalization of the Company at that time, which the Company believes to be a more appropriate measure of the value of those assets than undepreciated book value, which reflects their pre-IPO cost before accumulated depreciation.

    "ANNUAL SERVICE CHARGE" as of any date means the amount of any interest expensed during the four consecutive fiscal quarters most recently ended prior to such date.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted for (a) interest on Debt of the Company and its Subsidiaries, (b) provision for taxes of the Company and its Subsidiaries based on income, (c) amortization of debt discount, (d) provisions for losses on properties, (e) depreciation and amortization, (f) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period and (g) amortization of deferred charges, and less amounts that have been added in determining Consolidated Net Income during such period for (a) provisions for gains from sales or joint ventures and (b) decreases in deferred taxes and other non-cash items.

    "CONSOLIDATED NET INCOME" for any period means the amount of net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

    "DEBT" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any Subsidiary,
(iii) reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles; in the case of items of indebtedness incurred under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary).

    "DISQUALIFIED STOCK" means, with respect to any person, any capital stock or partnership interest of such person which by the terms of such capital stock or partnership interest (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the occurrence of any event or otherwise: (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the maturity of the relevant series of Notes.

    "SUBSIDIARY" means a corporation, partnership or limited liability company, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Company or by one or more Subsidiaries of the Company. For the purposes of this definition, "voting stock" means stock having the voting power for the election of directors, general partners, managers or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. The Management Corporation would not be considered a Subsidiary of the Company.

    "UNENCUMBERED TOTAL ASSET VALUE" as of any date means the sum of (i) the portion of Adjusted Total Assets allocable to the Company's real estate assets and (ii) the value of all other assets of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable), in each case which are unencumbered by any mortgage, lien, charge, pledge or security interest. For purposes of this definition, the portion of Adjusted Total Assets allocable to each of the 36 properties owned by the Company at the time of the IPO shall be determined by reference to each such property's contribution to net operating income of the Company at the time of the IPO, and the portion allocable to each property acquired or developed after the IPO shall be equal to the purchase price or cost of such property.

    Reference is made to the section entitled "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Notes. Compliance with the covenants described herein and such additional covenants with respect to the Notes generally may not be waived by the Board of Directors of CPHC, as general partner of the Company, or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; PROVIDED, HOWEVER, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes, including with respect to the covenants described in this Prospectus Supplement.

OPTIONAL REDEMPTION

    The Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of: (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date; and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

    If notice of redemption has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.

    Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and principal amount of the Notes held by such Holder to be redeemed.

    If less than all the Notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as may be satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

    As used herein:

    "MAKE-WHOLE AMOUNT" means, in connection with any optional redemption of any Notes, the excess, if any, of: (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption; over (ii) the aggregate principal amount of the Notes being redeemed.

    "REINVESTMENT RATE" means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to stated maturity of the principal being redeemed (the "Treasury Yield"), plus 0.25%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading "Week Ending" for "U.S. Government Securities--Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Company.

    "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

BOOK-ENTRY SYSTEM

    The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers in the Global Note. Upon issuance, the Notes will be issued only in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, a Global Note may not be transferred except as a whole: (i) by DTC to a nominee of DTC; (ii) by a nominee of DTC to DTC or another nominee of DTC; or
(iii) by DTC or any such nominee to a successor or a nominee of such successor.

    Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. Ownership of beneficial interests in such Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

    So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Company, the Trustee or any agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that DTC, upon receipt of any payment of principal or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    If DTC is at any time unwilling or unable to continue as depository for the Notes and the Company fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, the Company will issue the Notes in definitive form in exchange for the Global Note. Any Notes issued in definitive form in exchange for the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

    DTC has advised the Company of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of the Notes set forth below opposite their respective names.

                                                                                  PRINCIPAL
                                                                                    AMOUNT
           UNDERWRITER                                                             OF NOTES
                                                                                --------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.......................................................  $
Lehman Brothers Inc...........................................................
Morgan Stanley & Co. Incorporated.............................................
                                                                                --------------
           Total..............................................................  $  150,000,000
                                                                                --------------
                                                                                --------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Notes are subject to the conditions contained therein, and that if any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all the Notes agreed to be purchased by the Underwriters must be so purchased.

    The Company has been advised that the Underwriters propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain selected dealers (who may include the Underwriters) at such price less a concession not in excess of % of the principal amount of the Notes. The Underwriters may allow and the selected dealers may reallow a concession to certain other dealers not in excess
of    % of the principal amount of the Notes.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Notes. Pursuant to an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

    If the Underwriters create a short position in the Notes in connection with the Offering, I.E., if they sell more Notes than set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriters make any representations that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Company has agreed that, until the closing of the Offering, it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, sell, offer to sell, distribute or otherwise dispose of any of its debt securities or register for sale under the Securities Act any of its debt securities, except for the Notes offered hereby.

    The Company does not intend to apply for listing of the Notes on any national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable law and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.

                                 LEGAL MATTERS

    The legality of the Notes will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C., and certain legal matters will be passed upon for the Underwriters by Brown & Wood LLP, New York, N.Y. Hogan & Hartson L.L.P. and Brown & Wood LLP will rely on the opinion of Sirote & Permutt, P.C., Birmingham, Alabama, as to matters of Alabama law.

                                    EXPERTS

    The consolidated balance sheets as of December 31, 1997 and 1996, and the consolidated statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997, which are incorporated by reference in the Company's Form 10-K (incorporated herein by reference), and the historical summary of revenues and direct operating expenses of The Orlando Fashion Square, which is included in the Company's Form 8-K filed on June 11, 1998 (incorporated herein by reference), have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                                  $450,000,000

                      Colonial Realty Limited Partnership

                                Debt Securities

                                ----------------

    Colonial Realty Limited Partnership (the "Company") may from time to time offer in one or more series debt securities ("Debt Securities") with an aggregate public offering price of up to $450,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities may be offered in separate series in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (a "Prospectus Supplement").

    The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, any terms for redemption at the option of the Company or repayment at the option of the holder, any terms for any sinking fund payments, additional covenants and any initial public offering price.

    The applicable Prospectus Supplement also will contain information, where applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

    The Debt Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Debt Securities.

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE DEBT SECURITIES.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is January 8, 1998.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements in this Prospectus and the documents incorporated by reference herein and any accompanying Prospectus Supplement, including those set forth in "Risk Factors" and "Use of Proceeds" herein, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forwarding-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, affect demand for multifamily properties, availability and creditworthiness of prospective tenants, lease rents and the availability of financing, adverse changes in the real estate markets including, among other things, competition with other companies, risks of real estate acquisition, governmental actions and initiatives, and environmental/safety requirements. See "Risk Factors."

                                  THE COMPANY

    The Debt Securities offered hereby are being issued by the Company, which is the "operating partnership" of Colonial Properties Trust ("Colonial"), an Alabama real estate investment trust ("REIT") whose common shares are listed on the New York Stock Exchange ("NYSE") under the symbol "CLP." The Company is managed by Colonial, through its wholly owned subsidiary, Colonial Properties Holding Company, Inc., an Alabama corporation ("CPHC"), which in turn owns approximately 67.8% of the common equity interests in the Company as of December 10, 1997 and serves as the sole general partner of the Company. The Company's activities as of December 10, 1997 include ownership of a diversified portfolio of 92 multifamily, retail and office properties located in Alabama, Florida, Georgia, Mississippi, South Carolina, North Carolina, Virginia and Tennessee, development of new properties, acquisitions of existing properties, and build-to-suit development.

    As of December 10, 1997, the Company owned a portfolio of 43 garden-style multifamily apartment communities containing a total of 13,631 apartment units (the "Multifamily Properties"), 36 retail properties (including 12 regional malls, two "power centers," and 22 neighborhood shopping centers) containing a total of approximately 10.2 million square feet of retail space (the "Retail Properties"), 13 office properties containing a total of approximately 1.9 million square feet of office space (the "Office Properties") and parcels of land adjacent to or near certain of these properties (the "Land"). (The Multifamily Properties, the Retail Properties, the Office Properties and the Land are referred to collectively as the "Properties.").

    Colonial currently conducts all of its business through CPHC, the Company, Colonial Properties Services Limited Partnership (the "Management Partnership"), which provides management services for the Properties, and Colonial Properties Services, Inc. (the "Management Corporation"), which provides management services for properties owned by third parties. The Company owns all of the Properties (or interests therein). The Company is the sole general partner of the Management Partnership and owns 99% of the interests therein.

    The Company's experienced staff of approximately 660 employees provides a full range of real estate services from its headquarters in Birmingham, Alabama and from seven regional offices located in the Mobile, Huntsville and Montgomery, Alabama, Orlando and Tampa, Florida, Atlanta, Georgia and Burlington, North Carolina metropolitan areas.

    The principal executive offices of the Company are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, and its telephone number is
(205) 250-8700.

                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below.

REAL ESTATE INVESTMENT RISKS

    GENERAL. Real property investments are subject to varying degrees of risk. The Company's ability to service debt will depend in large part on the amount of income generated, expenses incurred and capital expenditures required. The Company's income from retail, multifamily or office properties may be adversely affected by a number of factors, including the general economic climate and local real estate conditions, such as an oversupply of, or a reduction in demand for, retail, apartment or office space in the area and the attractiveness of the properties to shoppers, residents and tenants. In addition, income from properties and real estate values also are affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. Certain significant expenditures associated with each equity investment by the Company in a property (such as mortgage payments, if any, real estate taxes and maintenance costs) also are generally not reduced when circumstances cause a reduction in income from the property.

    RENEWAL OF LEASES AND RELETTING OF SPACE. The Company is subject to the risks that upon expiration of leases for space located at the Properties, the leases may not be renewed, the space may not be relet or the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. Although the Company has established an annual budget for renovation and reletting expenses that it believes are reasonable in light of each Property's situation, no assurance can be given that this budget will be sufficient to cover these expenses. If the Company is unable promptly to relet or renew leases for all or substantially all of the space at its Properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if the Company's reserves for these purposes prove inadequate, then the Company's cash provided by operating activities and ability to make debt service payments could be adversely affected.

    DEPENDENCE ON PRIMARY MARKETS. All of the Properties are located in the southern United States, and 41 of the Properties are located in Birmingham and Montgomery, Alabama, Orlando, Florida and Macon, Georgia. The Company's performance and its ability to make debt service payments could be adversely affected by economic conditions in the Southeast and in Birmingham, Montgomery, central Florida and Macon in particular.

    POSSIBLE ENVIRONMENTAL LIABILITIES. Under various Federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous substances released at the property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site also may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. The Company has not been notified by any governmental authority of any material non-compliance, liability or other claim in connection with any of the Properties and the Company is not aware of any other environmental condition with respect to any of the Properties that could be material. No assurance, however, can be given that no prior owner created any material environmental condition not known to the Company, that no material environmental condition with respect to any Property has occurred during the Company's ownership thereof, or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in imposition of environmental liability.

    At one of the Company's Properties, the Gadsden Mall in Gadsden, Alabama, four underground storage tanks were removed in 1989. In connection with the removal of these gasoline storage tanks, associated petroleum contamination was discovered in the soil and groundwater. The Company is currently working with the state regulatory agency to remediate the contamination in accordance with applicable requirements. Because the tanks were registered with the Alabama Department of Environmental Management and the facility was in compliance with regulations prior to the incident, the Company has been reimbursed under the Alabama Underground Storage Tank Trust Fund for the costs incurred to date in connection with the ongoing cleanup, and expects to be reimbursed for the remaining costs as well. Currently, a free product recovery program is underway.

    At the Bardmoor Village Shopping Center in Largo, Florida, which the Company acquired in October 1996, soil and groundwater contamination was discovered in May 1995. The contamination included dry cleaning solvents, primarily perchloroethylene, and was determined to have been released from a dry cleaning business operated by a tenant at the property. The Company and the seller of the property, Reynolds Metals Development Company ("Reynolds"), have entered into an indemnity agreement under which Reynolds is obligated to indemnify the Company against any claims brought by any governmental authorities or third parties as a result of the contamination, including costs incurred in the investigation and remediation of the contamination, as well as damages to persons, property or natural resources. In addition, the Florida Department of Environmental Protection has determined that the property is eligible for the State of Florida's Drycleaning Solvent Cleanup Program, which means that remediation of the contamination will be funded by the State's Hazardous Waste Management Trust Fund.

DEBT FINANCING

    The Company is subject to the risks associated with debt financing, including the risk that the Company's cash provided by operating activities will be insufficient to meet required payments of principal and interest, the risks of rising interest rates on the Company's floating rate debt, the risk that the Company will not be able to prepay or refinance existing indebtedness on the Properties (which generally will not have been fully amortized at maturity) or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. In the event the Company is unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash flow available for debt service. In addition, If one or more properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgage securing the property could be foreclosed upon by, or the property could be otherwise transferred to, the mortgagee with a consequent loss of income and asset value to the Company.

CONFLICTS OF INTEREST

    The Lowder family (which includes Thomas, James, Robert and Catherine Lowder and their affiliates) holds interests in certain companies that in the past have performed construction management, insurance brokerage and other services with respect to the Properties. These companies may perform similar services for the Company in the future. As a result of its financial interest in these companies, the Lowder family may realize benefits from transactions between such companies and the Company that are not realized by other holders of interests in the Company. In addition, Thomas Lowder and his brother, James Lowder, as directors of CPHC, may be in a position to influence the Company to do business with companies in which the Lowder family has a financial interest. Although the Company is subject to certain policies designed to eliminate or minimize potential conflicts of interest, including a policy which requires that transactions in which a director or officer of CPHC has a conflict of interest be approved by a majority of the disinterested directors, there can be no assurance that these policies will be successful in eliminating the influence of such conflicts, or that such transactions, if any, will be on terms as favorable to the Company as could be obtained in an arms-length transaction with a third party.

DEVELOPMENT AND ACQUISITION RISKS

    The Company intends to continue development of new multifamily, retail and office properties (including expansions of existing Properties on the land adjacent to those Properties) and to consider acquisitions of multifamily, retail and office properties where it believes that such development or acquisition is consistent with the business strategies of the Company. New project development is subject to a number of risks, including construction delays or cost overruns that may increase project costs, financing risks as described above, the failure to meet anticipated occupancy or rent levels, failure to receive required zoning, occupancy and other governmental permits and authorizations and changes in applicable zoning and land use laws, which may result in the incurrence of development costs in connection with projects that are not pursued to completion. In addition, because Colonial must distribute 95% of its taxable income in order to maintain its qualification as a REIT, the Company anticipates that new developments and acquisitions will be financed primarily through lines of credit or other forms of secured or unsecured construction financing. If permanent debt or equity financing is not available on acceptable terms to refinance such new developments or acquisitions are undertaken without permanent financing, further development activities or acquisitions may be curtailed or cash available for distribution to shareholders or to meet debt service obligations may be adversely affected. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate, as well as general investment risks associated with any new real estate investment. See "--Real Estate Investment Risks" above.

CHANGES IN POLICIES

    The major policies of the Company, including its policies with respect to development, acquisitions, financing, growth, operations, debt capitalization and distributions, are determined by the board of directors of CPHC. Although it has no present intention to do so, the board may amend or revise these and other policies from time to time. A change in these policies could adversely affect the Company's financial condition, results of operations, or ability to make debt service payments.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to use the net proceeds of any sale of Debt Securities for general business purposes, including, without limitation, the development and acquisition of additional properties as suitable opportunities arise, the repayment of certain debt outstanding at such time, capital expenditures, improvements to certain properties in the Company's portfolio, working capital and other general purposes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The Company's ratio of earnings to fixed charges for the years ended December 31, 1993, 1994, 1995 and 1996 and the nine months ended September 30, 1997 was 1.26, 2.23, 1.91, 2.40 and 1.97, respectively.

    The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before gains from sales of property and extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and the amortization of debt issuance costs.

    Prior to completion of Colonial's initial public offering ("IPO"), certain of the predecessor entities to the Company operated in a highly leveraged manner. As a result, although the Properties have historically generated positive net cash flow, the combined financial statements of the predecessor entities for the fiscal year ended December 31, 1992 show net losses. Consequently, the computation of the ratio of earnings to fixed charges for such periods indicates that earnings were inadequate to cover fixed charges by approximately $0.8 million for the year ended December 31, 1992.

    The reorganization and recapitalization effected in connection with the IPO permitted the Company to de-leverage the Properties significantly, resulting in an improved ratio of earnings to fixed charges for periods subsequent to the IPO.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which this Prospectus and any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

    The Debt Securities will be issued under an Indenture, as amended or supplemented from time to time (the "Indenture"), between the Company and Bankers Trust Company, as trustee (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the Trustee or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

    The Debt Securities will be direct, unsecured recourse obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. Unless otherwise specified in the applicable Prospectus Supplement, Colonial has no obligation for payment of principal or interest on the Debt Securities. Except as set forth in the Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of CPHC, as general partner of the Company, or as established in the Indenture (or in accordance with) or in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series. The Debt Securities, while recourse to all of the assets of the Company, will not be recourse to either CPHC, as general partner of the Company, or to Colonial, as sole shareholder of CPHC.

    The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

    The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

        (1) The title of such Debt Securities;

        (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

        (3) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

        (4) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

        (5) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

        (6) The date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

        (7) The place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

        (8) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

        (9) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

        (10) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and/or payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

        (11) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

        (12) Any additions to, modifications of or deletions from the terms of such Debt Securities with respect to Events of Default or covenants set forth in the Indenture;

        (13) Whether such Debt Securities will be issued in certificated and/or book-entry form;

        (14) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and the terms and conditions relating thereto;

        (15) The applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the Indenture;

        (16) Whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

        (17) The terms and conditions, if any, upon which such Debt Securities may be subordinated to other indebtedness of the Company; and

        (18) Any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

    The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Except as set forth below under "Certain Covenants--Limitations on Incurrence of Debt," the Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of Colonial's common shares of beneficial interest and preferred shares of beneficial interest are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

    Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

    Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, Four Albany Street, New York, New York 10006; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

    Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

    Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

    Neither the Company nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

    The Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the

Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF DEBT. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below), other than intercompany Debt (representing Debt to which the only parties are Colonial, any of its subsidiaries, the Company and any Subsidiary, or Debt owed to the Management Corporation arising from routine cash management practices, but only so long as such Debt is held solely by any of Colonial, any of its subsidiaries, the Company and any Subsidiary), that is subordinate in right of payment to the Debt Securities, if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (i) the Company's Adjusted Total Assets (as defined below) as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt, (ii) the purchase price of any real estate assets or mortgages receivable (or interests therein) acquired by the Company or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt and (iii) the net amount of any securities offering proceeds received by the Company or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt) (Section 1004(a)).

    In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than
1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds thereof (Section 1004(b)).

    Further, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Company or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of the sum of (i) the Company's Adjusted Total Assets as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt, (ii) the purchase price of any real estate assets or mortgages receivable (or interests therein) acquired by the Company or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt and (iii) the amount of any securities offering proceeds received by the Company or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce
Debt) (Section 1004(c)).

    For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Company or a Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof.

    MAINTENANCE OF UNENCUMBERED TOTAL ASSET VALUE. The Company will at all times maintain an Unencumbered Total Asset Value in an amount not less than 150% of the aggregate principal amount of all outstanding unsecured Debt of the Company and its Subsidiaries (Section 1004(d)).

    EXISTENCE. Except as described above under "Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (by partnership agreement and statute) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1006).

    MAINTENANCE OF PROPERTIES. The Company will cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of for value its properties in the ordinary course of business (Section 1007).

    INSURANCE. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having an A.M. Best policy holder's rating of not less than A-:V (Section 1008).

    PAYMENT OF TAXES AND OTHER CLAIMS. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which the Company has set apart and maintains an adequate reserve (Section 1009).

    PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act (as defined below), the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) if the Company were so subject (the "Financial Information"), such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company also will in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the Financial Information and (ii) file with the Trustee copies of the Financial Information, and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

As used herein,

    "ADJUSTED TOTAL ASSETS" as of any date means the sum of (i) $328,177,823 (which represents the amount determined by multiplying the price at which Colonial's common shares of beneficial interest were offered in the IPO by the sum of (A) the common shares of beneficial interest of Colonial issued in the IPO and

(B) the Units of the Company not held by Colonial that were issued in connection with the IPO), (ii) $108,841,000 (which represents the principal amount of outstanding Debt of the Company immediately following the IPO) and (iii) the purchase price or cost of any real estate assets or mortgages receivable (or interests therein) acquired (including the value of any Units issued in connection therewith) or developed after the IPO and the amount of any securities offering proceeds and other proceeds of Debt received after the IPO (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), adjusted for the proceeds of any real estate assets disposed of by the Company. This definition of "Adjusted Total Assets" values the assets owned by the Company at the time of the IPO at the market capitalization of the Company at that time, which the Company believes to be a more appropriate measure of the value of those assets than undepreciated book value, which reflects their pre-IPO cost before accumulated depreciation.

    "ANNUAL SERVICE CHARGE" as of any date means the amount of any interest expensed during the four consecutive fiscal quarters most recently ended prior to such date.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted for (a) interest on Debt of the Company and its Subsidiaries, (b) provision for taxes of the Company and its Subsidiaries based on income, (c) amortization of debt discount, (d) provisions for gains and losses on properties, (e) depreciation and amortization, (f) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period and (g) amortization of deferred charges.

    "CONSOLIDATED NET INCOME" for any period means the amount of net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

    "DEBT" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any Subsidiary,
(iii) reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles; in the case of items of indebtedness incurred under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary).

    "DISQUALIFIED STOCK" means, with respect to any person, any capital stock or partnership interest of such person which by the terms of such capital stock or partnership interest (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the occurrence of any event or otherwise: (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case or prior to the maturity of the relevant series of Debt Securities.

    "SUBSIDIARY" means a corporation, partnership or limited liability company, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Company or by one or more Subsidiaries of the Company. For the purposes of this definition, "voting stock" means stock having the voting power for the election of directors, general partners, managers or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. The Management Corporation would not be considered a Subsidiary of the Company.

    "UNENCUMBERED TOTAL ASSET VALUE" as of any date means the sum of (i) the portion of Adjusted Total Assets allocable to the Company's real estate assets and (ii) the value of all other assets of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable), in each case which are unencumbered by any mortgage, lien, charge, pledge or security interest. For purposes of this definition, the portion of Adjusted Total Assets allocable to each of the 36 properties owned by the Company at the time of the IPO shall be determined by reference to each such property's contribution to net operating income of the Company at the time of the IPO, and the portion allocable to each property acquired or developed after the IPO shall be equal to the purchase price or cost of such property.

ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED ABOVE

    Any additional covenants of the Company and/or modifications to the covenants described above with respect to any Debt Securities or series thereof, will be described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (v) default in the payment of an aggregate principal amount exceeding $10,000,000 of any indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any SIGNIFICANT SUBSIDIARY or the property of either; and (vii) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501). "Significant Subsidiary" means any Subsidiary that is a "significant subsidiary" (within the meaning of Regulation S-X promulgated under the Securities Act (as defined below)) of the Company.

    If an Event of Default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% of the principal amount of the Outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the

Company shall have deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section
502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

    The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless such default shall have been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

    The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the cases of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

    Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon such Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

    Within 120 days after the close of each fiscal year, the Company will be required to deliver to the Trustee a certificate, signed by one of several specified officers of CPHC, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

MODIFICATION OF THE INDENTURES

    Modifications and amendments of the Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under the Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

    The Holders of not less than a majority in principal amount of Outstanding Debt Securities of each series affected thereby have the right to waive compliance by the Company with certain covenants in the Indenture (Section
1013).

    Modifications and amendments of the Indenture may be permitted to be made by the Company and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under the Indenture in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

    The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed Outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to the Indenture and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded (Section 101).

    The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

    Notwithstanding the foregoing provisions, the Indenture provides that if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting, and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Company may be permitted under the Indenture to discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

    The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under certain specified sections of Article Ten of the Indenture as specified in the applicable Prospectus Supplement and any omission to comply with such obligations shall not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section
1403), in either case upon the irrevocable deposit by the Company with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

    Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture (Section
1404).

    "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

    Unless otherwise provided in the applicable Prospectus Supplement, if, after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or Conversion Event or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of
(i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars (Section 101).

    In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under "Events of Default, Notice and Waiver" with respect to certain specified sections of Article Ten of the Indenture (which sections would no longer be applicable to such Debt Securities as a result of such covenant defeasance) or described in clause (vii) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

    The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

REDEMPTION OF SECURITIES

    The Indenture provides that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, at the Redemption Price, except as may otherwise be provided in connection with any Debt Securities or series thereof.

    From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price (Section 1106).

    Notice of any optional redemption of any Debt Securities will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such Holder to be redeemed (Section 1104).

    If the Company elects to redeem Debt Securities, it will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date (Section 1102). If less than all the Debt Securities are to be redeemed, the Trustee shall select the Debt Securities to be redeemed in such manner as it shall deem fair and appropriate.

NO CONVERSION RIGHTS

    The Debt Securities will not be convertible into or exchangeable for any capital stock of Colonial or equity interest in the Company.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                              PLAN OF DISTRIBUTION

    The Company may sell the Debt Securities to or through underwriters for public offer and sale by them, and also may sell the Debt Securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Debt Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Debt Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters may sell the Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Debt Securities less the principal amount thereof covered by Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its Subsidiaries in the ordinary course of business.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Debt Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. The Commission maintains a 'web site' that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is "http://www.sec.gov".

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company under the Exchange Act with the Commission and are integrated herein by reference:

        1. The Company's Form 10 filed with the Commission on May 13, 1996, File No. 0-20707, and as amended on June 21, 1996, July 3, 1996 and July 5, 1996.

        2. The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K").

        3. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

        4. The Company's Current Reports on Form 8-K filed on July 21, 1997, September 17, 1997 and December 10, 1997.

    All documents filed by the Company subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Debt Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Debt Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of the Form 10 and any or all other documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be addressed to Douglas B. Nunnelley, Senior Vice President and Secretary of Colonial Properties Holding Company, Inc., at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, telephone number (205) 250-8700.

                                 LEGAL MATTERS

    The legality of the Debt Securities offered hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

    The consolidated balance sheets as of December 31, 1996 and 1995 and the consolidated statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 1996, which are included in the Company's Form 10-K (incorporated herein by reference) and the historical summaries of revenues and direct operating expenses of Acquired Properties--Riverchase Center Building 2100, Beechwood Shopping Center, Brookwood Mall, The Meadows at Trussville, and the Proposed Office and Retail Merger, all of which are included in the Company's Form 8-K filed July 21, 1997 (incorporated herein by reference), and the historical summaries of revenues and direct operating expenses of Acquired Properties--Georgia Malls, Mark Trace Apartments and the Retail Portfolio, all of which are included in the Company's Form 8-K filed December 10, 1997 (incorporated herein by reference), have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SELF MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

              PROSPECTUS SUPPLEMENT

                                          PAGE
                                        ---------
Prospectus Supplement Summary.........        S-3
Recent Developments...................        S-9
The Company...........................       S-11
Use of Proceeds.......................       S-14
Capitalization........................       S-15
Selected Financial and Operating
  Information.........................       S-16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................       S-18
Properties............................       S-22
Management............................       S-25
Description of the Notes..............       S-26
Underwriting..........................       S-33
Legal Matters.........................       S-34
Experts...............................       S-34


              PROSPECTUS
Special Note Regarding Forward
Looking Statements....................          2
The Company...........................          2
Risk Factors..........................          3
Use of Proceeds.......................          5
Ratios of Earnings to Fixed Charges...          5
Description of Debt Securities........          6
Plan of Distributions.................         19
Available Information.................         20
Incorporation of Certain Documents by
  Reference...........................         20
Legal Matters.........................         21
Experts...............................         21

                                  $150,000,000

                                     [LOGO]

                                COLONIAL REALTY
                              LIMITED PARTNERSHIP

                         % SENIOR NOTES DUE JULY   , 2007

                               ------------------

                             PROSPECTUS SUPPLEMENT

                               ------------------

                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                           MORGAN STANLEY DEAN WITTER
                                 JULY   , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------